Exhibit 99.2

NEWS RELEASE

Enbridge Appoints New Director to its Board

CALGARY, Alberta, July 29, 2021 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) is pleased to announce that its Board of Directors has appointed Mayank (Mike) Ashar as a director of Enbridge.

Mr. Ashar has more than 30 years of energy industry experience. Most recently, Mr. Ashar was Executive Director, Managing Director and Chief Executive Officer of Cairn Energy India Ltd. Prior thereto, he served as President of Irving Oil Ltd. Mr. Ashar is currently a director of Teck Resources Ltd.

“On behalf of the Board of Directors of Enbridge, we are very pleased to welcome Mike to the Enbridge Board. His extensive industry experience will be a strong addition to our Board”, stated Greg Ebel, the Chair of the Board of Directors of Enbridge.

About Enbridge Inc.

Enbridge Inc. is a leading North American energy infrastructure company. We safely and reliably deliver the energy people need and want to fuel quality of life. Our core businesses include Liquids Pipelines, which transports approximately 25 percent of the crude oil produced in North America; Gas Transmission and Midstream, which transports approximately 20 percent of the natural gas consumed in the U.S.; Gas Distribution and Storage, which serves approximately 3.8 million retail customers in Ontario and Quebec; and Renewable Power Generation, which generates approximately 1,763 MW of net renewable power in North America and Europe. The Company's common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

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